Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-158400

Pricing Term Sheet

Alexandria Real Estate Equities, Inc.

6.45% Series E Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per Share)

March 8, 2012

Issuer:	Alexandria Real Estate Equities, Inc.

Title of Shares:	6.45% Series E Cumulative Redeemable Preferred Stock (the “Series E Preferred Stock”)

Number of Shares:	5,200,000 shares

Over-allotment Option:	None

Public Offering Price:	$25.00 per share; $130,000,000 total

Underwriting Discount:	$0.7875 per share; $4,095,000 total

Net Proceeds (before expenses):	$24.2125 per share; $125,905,000 total

No Maturity:

Perpetual (unless redeemed by the Issuer on or after March 15, 2017 or, in connection with certain Change of Control transactions, redeemed by the Issuer pursuant to its Special Optional Redemption Right or converted by an investor)

Trade Date:	March 8, 2012

Settlement Date:	March 15, 2012 (T + 5)

Dividend Rate:	6.45% per annum of the $25.00 per share liquidation preference (equivalent to $1.6125 per annum per share)

Dividend Payment Dates:	On or about January 15, April 15, July 15 and October 15, commencing July 15, 2012

Optional Redemption:

The Issuer may not redeem the Series E Preferred Stock prior to March 15, 2017, except as described below under “Special Optional Redemption” and in limited circumstances relating to the Issuer’s continuing qualification as a REIT. On and after March 15, 2017, the Issuer may, at its option, redeem the Series E Preferred Stock, in whole or in part, from time to time, by paying $25.00 per share, plus any accrued and unpaid dividends to, but excluding, the redemption date.

Special Optional Redemption:

Upon the occurrence of a Change of Control (as defined below), the Issuer may, at its option, redeem the Series E Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but excluding, the redemption date. If, prior to the Change of Control Conversion Date (as defined in the preliminary prospectus supplement dated March 7, 2012), the Issuer has provided or provides notice of exercise of its redemption rights with respect to the Series E Preferred Stock (whether pursuant to its optional redemption right or its special optional redemption right), holders of Series E Preferred Stock will not have the conversion right described below.

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of Series E Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the Series E Preferred Stock) to convert some or all of the Series E Preferred Stock held by such holder on the Change of Control Conversion Date (the “Change of Control Conversion Right”) into a number of the Issuer’s shares of common stock per share of Series E Preferred Stock to be converted equal to the lesser of:

•                  the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but excluding, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series E Preferred Share dividend payment and prior to the corresponding Series E Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price (defined below); and

•                  0.7050 (i.e., the Share Cap), subject to certain adjustments.

The aggregate number of shares of the Issuer’s common stock (or equivalent alternative conversion consideration, as applicable) issuable in connection with the exercise of the Change of Control Conversion Right will not exceed 3,666,000 shares of common stock (or equivalent alternative conversion consideration, as applicable) (the “Exchange Cap”).  The Exchange Cap is subject to pro rata adjustments as described in the preliminary prospectus supplement dated March 7, 2012.

A “Change of Control” is when, after the original issuance of the Series E Preferred Stock, the following have occurred and are continuing:

•                  the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger, or other acquisition transaction or series of purchases, mergers, or other acquisition transactions of the Issuer’s stock of entitling that person to exercise more than 50% of the total voting power of all of the Issuer’s stock entitled to vote generally in the election of its directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition);  and

•                  following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE Amex, or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex, or NASDAQ.

The “Common Stock Price” will be (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash, the amount of cash consideration per share of the Issuer’s common stock or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is other than solely cash (x) the average of the closing sale prices per share of the Issuer’s common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but excluding, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Issuer’s common stock is then traded, or (y) the average of the last quoted bid prices for the Issuer’s common stock in the over-the-counter market as reported by Pink Sheets LLC or similar organization for the ten consecutive trading days immediately preceding, but excluding, the effective date of the Change of Control, if the Issuer’s common stock is not then listed for trading on a U.S. securities exchange.

Use of Proceeds:

The Issuer intends to use the net proceeds from this offering to reduce the outstanding balance of its borrowings on its unsecured line of credit.  Thereafter, the Issuer intends to borrow under its unsecured line of credit to fund the redemption of its outstanding 8.375% Series C Cumulative Redeemable Preferred Stock.  The Issuer may also borrow from time to time under its unsecured line of credit to fund potential future acquisitions, to repay debt, or for general working capital and other corporate purposes, which may include the selective development or redevelopment of existing or new life science properties.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. RBC Capital Markets, LLC

Co-Managers:	J.P. Morgan Securities LLC Credit Suisse Securities (USA) LLC Santander Investment Securities Inc.

CUSIP/ISIN:	015271 703/US0152717031

Listing/Symbol:	NYSE / “ARE PrE”. (Applied for)

Capitalized terms used but not defined in this term sheet are defined in the preliminary prospectus supplement dated March 7, 2012 (the “Preliminary Prospectus Supplement”). The Issuer has filed a registration statement (including a prospectus dated February 22, 2012 and the Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and Preliminary Prospectus Supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or emailing: dg.prospectus_requests@baml.com; Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or by e-mail at batprospectusdept@citi.com; and RBC Capital Markets, LLC by calling 1-866-375-6829 or by emailing rbcnyfixedincomeprospectus@rbccm.com.